December 2, 2005

DREYFUS PREMIER STOCK FUNDS:
DREYFUS PREMIER SMALL CAP EQUITY FUND

Supplement to Prospectus
dated February 1, 2005

The following information supersedes any contrary information contained on the inside cover of the fund's prospectus under the heading entitled "Notes to Investors — Potential closing of fund."

At a meeting of the Board of Trustees held on November 14, 2005, the Board approved the closing of the Fund to new investment accounts effective following the close of business on June 30, 2006. Shareholders of the fund at the time the fund closes (the "closing date") may continue to buy shares in existing accounts. Shareholders whose accounts have a zero balance on or after the closing date will be prohibited from reactivating the account or opening a new account.

Investors who do not own shares of the fund at the closing date generally will not be allowed to buy shares of the fund, with three exceptions. First, new accounts may be opened by participants in group employer retirement plans (and their successor plans), provided that the plans are approved by Dreyfus and establish the fund as an investment option under the plans by the closing date. Second, new accounts may be opened by discretionary wrap accounts that are approved by Dreyfus and that establish the fund as an investment option under the discretionary wrap accounts before the closing date. Third, new accounts may be opened for the fund's primary portfolio managers and Board members who do not have existing accounts.

Financial institutions maintaining omnibus accounts with the fund will be prohibited from accepting purchase orders from new investors after the closing date. Investors may be required to demonstrate eligibility to buy shares of the fund before an investment is accepted after the closing date. The Board reserves the right to re-open the fund to new investors after the closing date should circumstances change.

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